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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13 (e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 2--Final Amendment)
                                 -------------
                              BEAUTICONTROL, INC.
                       (Name of Subject Company (Issuer))

                             B-C MERGER CORPORATION
                             TUPPERWARE CORPORATION
                      (Names of Filing Persons (Offerors))
                                 -------------
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                 -------------
                                  074655 10 1
                     (CUSIP Number of Class of Securities)
                                 -------------
                                Thomas M. Roehlk
              Senior Vice President, General Counsel and Secretary
                             Tupperware Corporation
                          14901 S. Orange Blossom Tr.
                               Orlando, FL 32837
                           Telephone: (407) 826-5050

                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                    Copy to:
                               Steven Sutherland
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone:  (312) 853-7000
               __________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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     This Amendment No. 2 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by B-C Merger Corporation, a Delaware corporation ("Purchaser") and Tupperware Corporation, a Delaware corporation ("Parent"), on September 20, 2000, as amended by Amendment No. 1 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.10 per share, ("Common Stock") of BeautiControl, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

     This Amendment amends the Schedule TO to add the following information in accordance with Rule 14d-3(b)(2) and General Instruction H of Schedule TO:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, October 17, 2000. Pursuant to the Offer, based upon a report from the Depositary, Purchaser accepted for payment 7,014,127 shares of Common Stock, including 62,644 shares that were tendered by guaranteed delivery procedures. The accepted shares represent approximately 96.8% of the outstanding shares. On October 18, 2000, Parent issued a press release announcing the closing of the tender offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

     Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (a)(1)(I) Text of press release issued by Parent dated October 18, 2000



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       TUPPERWARE CORPORATION

                                       By: /s/ Thomas M. Roehlk
                                           --------------------
                                       Name: Thomas M. Roehlk
                                       Title: Senior Vice President, General
                                       Counsel and Secretary


                                       B-C MERGER CORPORATION

                                       By: /s/ Thomas M. Roehlk
                                           --------------------
                                       Name: Thomas M. Roehlk
                                       Title: Secretary

Date: October 18, 2000
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                                 EXHIBIT INDEX

Exhibit
No.                                Description
---                                -----------

(a)(1)(I)     Text of press release issued by Parent dated October 18, 2000

                                      3